SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (Amendment No. 1){1}

                        GLOBAL PHARMACEUTICAL CORPORATION
_______________________________________________________________________________
                              (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
    ____________________________________________________________________
                       (Title of Class of Securities)

                                 378922 10 8
    ____________________________________________________________________
                               (CUSIP Number)

                            KLAUS H. JANDER, ESQ.
                             ROGERS & WELLS LLP
                               200 PARK AVENUE
                          NEW YORK, NEW YORK 10166
                               (212) 878-8000
    ____________________________________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               MARCH 19, 1998
    ____________________________________________________________________
           (Date of Event Which Requires Filing of This Statement)

               If  the  filing  person  has previously filed a statement on
     Schedule 13G to report the acquisition  that  is  the  subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box <square>.

               NOTE.   Schedules  filed  in  paper  format  shall include a
     signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                       (Continued on following pages)

                             (Page 1 of 4 Pages)

__________________________
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

                                SCHEDULE 13D


378922 10 8                                                   PAGE 2 OF 4 PAGES



  1            NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Merck KGaA
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (A)<square>
                                                                                                     (B)<square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

                      OO
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)  <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Federal Republic of Germany

                                                7           SOLE VOTING POWER

                                                                   250,000
         NUMBER OF
          SHARES                                8           SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                                     0
           EACH
         REPORTING                              9           SOLE DISPOSITIVE POWER
          PERSON
           WITH                                                    250,000

                                               10           SHARED DISPOSITIVE POWER


                                                                  0
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                             <square>

                      250,000

 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              <checked-box>

 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      Approximately 5.83%

 14            TYPE OF REPORTING PERSON*

                      CO



                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D dated February 22, 1996 ("Schedule 13D") is filed by Merck KGaA in connection with its beneficial ownership of Common Stock, par value $0.01 per share, of Global Pharmaceutical Corporation, a Delaware corporation (the "Common Stock"). Schedule 13D is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION
          ______________________

The first paragraph of Item 4 of the Schedule 13D is amended in its entirety to read as follows:

"Originally,  the  principal  purpose  of  the  transactions  described  in
Schedule 13D was, in part by means of an equity investment in the Issuer, to secure a secondary site manufacturer for its U.S. requirements of Genpharm, Inc., a Canadian corporation and indirect subsidiary of Merck KGaA ("Genpharm"), of the anti-ulcer drug product Ranitidine. Because Merck KGaA is currently meeting its requirements with its existing facilities, Merck KGaA no longer plans to maintain its equity investment in the Issuer."

Item 4 is further amended by the addition of the following paragraphs:

"Merck KGaA intends to dispose of all of the 150,000 shares of Common Stock that it currently owns (representing approximately 3.5% of the issued and outstanding Common Stock as of the date of this Amendment) as quickly as practically feasible in one transaction or in a series of transactions. Such disposition may be effected by means of open-market transactions or private sales. In addition, Merck KGaA intends to sell that certain Common Stock Warrant, No. A-1, Series A to Purchase Shares of Common Stock of Global Pharmaceutical Corporation, dated November 8, 1995 ("Warrant A") and that certain Common Stock Warrant, No. B-1, Series B to Purchase Shares of Common Stock of Global Pharmaceutical Corporation, dated November 8, 1995 ("Warrant B") as soon as practically feasible, most likely to a third party or parties in negotiated private transactions. Neither the purchase price or prices nor the actual date or dates on which such disposition of Common Stock, or Warrant A or Warrant B will occur can be predicted as of the date of this Amendment. Nor can assurances be given that Merck KGaA will be successful in disposing of its shares of Common Stock, or Warrant A or Warrant B.

"Pursuant to Warrant A, the holder thereof is entitled, upon the terms and subject to the conditions set forth therein, to purchase 100,000 shares of Common Stock (representing approximately 2.33% of the issued and outstanding Common Stock as of the date of this Amendment) at a purchase price of $2.00 per share. Warrant A is exercisable, in whole or in part, on or after November 8, 1995, and on or prior to November 8, 2000. Pursuant to Warrant B, the holder thereof is entitled, upon the terms and subject to the conditions set forth therein, to purchase at a purchase price of $8.50 per share a number of shares of Common Stock not determinable as of the date hereof (but in no case to exceed a maximum of 700,000 shares of Common Stock), according to an earnings test based on gross profit, if any, earned by the Issuer in connection with the sales of Ranitidine (and any other products mutually agreed to by the Issuer and Merck KGaA) under that certain agreement between the Issuer and Genpharm, dated November 8, 1995, and amended December 15, 1995. Warrant B is exercisable, in whole or in part, on or after December 19, 1995, and on or prior to December 19, 2000."

                                                         PAGE 3 OF 4 PAGES

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:  March 30, 1998




                              MERCK KGAA

                              By:       /S/ KLAUS-PETER BRANDIS
                              Name:     Klaus-Peter Brandis
                              Title:    Senior Manager Legal Affairs

                                    PAGE 4 OF 4 PAGES